Filed Pursuant to Rule 433

Registration Statements No. 333-130378 and 333-130378-02

$450,000,000

ACE INA Holdings Inc.

5.600% Senior Notes due 2015

Fully and Unconditionally Guaranteed by

ACE Limited

FINAL TERM SHEET

Dated: May 12, 2008

Issuer:	ACE INA Holdings Inc.

Guarantor:	ACE Limited

Issue Ratings:	A3 / A- / A (stable / stable / stable)

Security Type:	SEC Registered Senior Unsecured Notes

Size:	$450,000,000

Maturity:	May 15, 2015

Coupon (Interest Rate):	5.600%

Price:	99.647%

Yield:	5.662%

Spread to Benchmark Treasury:	+225 bps

Benchmark Treasury:	4.125% UST due 5/2015

Benchmark Treasury Price and Yield:	104-13 (3.412% yield)

Interest Payment Dates:	The 15th day of each May and November, commencing November 15, 2008

Redemption Provision:	Make Whole Call - UST +35 bps Redemption for Changes in Withholding Taxes - Par

Net Proceeds to ACE INA (before expenses):	$448,411,500

Settlement:	T+5 (May 19, 2008)

Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC

Co-Managers:	Deutsche Bank Securities Inc. Greenwich Capital Markets, Inc. HSBC Securities (USA) Inc. Barclays Capital Inc. Mitsubishi UFJ Securities International plc

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities Inc. at 1-212-834-4533 (collect), or Wachovia Capital Markets, LLC at 1-866-326-5897 or by e-mail at: syndicate.ops@wachovia.com.

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